PARTICIPANTS MEETING

A special meeting of the Participants was held in Washington, D.C., on Tuesday June 14, 2016.  The following matter was put to a vote of the Participants at the meeting through the solicitation of proxies:

The Participants approved the formation of a wholly owned subsidiary investment adviser entity and its registration as an investment adviser under applicable federal or state law by: votes for 3,313,910.069; votes against 1,940.711; votes abstaining 26,867.749; votes not cast 1,714,669.173.